EXHIBIT 99.1

Auryn to Commence Drilling at Committee Bay Gold Project

VANCOUVER, British Columbia, July 09, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company) is pleased to announce that it will commence drilling at its Committee Bay gold project on July 15, 2018.  The drill program will test six targets and consist of approximately 10,000 meters, which will include a combination of diamond drill core (6000 meters) and rotary air blast (RAB) drilling (4000 meters).  The program is following up on the 2017 Aiviq discovery (12.2m of 4.7g/t gold1) as well as exploring the Kalulik, Tulugaq, Aarluk, Castle Pebble and Koffy prospects (Figure 1), which were identified through gold assays of the 2017 high resolution (100 meter by 100 meter) till sampling.

A Message from Auryn’s Executive Chairman and Director:

Ivan Bebek stated, “We are very excited about this year’s drill program as we will be following up on three years of extensive exploration, a new high-grade discovery at our Aiviq prospect that we made last year and five additional targets. The drill targets notably have been refined through the tighter-spaced surface sampling assay results received during the off-season.”

Mr. Bebek further stated, “Our portfolio of projects once again becomes live with drilling for potential high-grade gold discoveries in Canada while we are continuously receiving new results from our Sombrero project in Peru.”

The Drill Plan:

The Company has identified six target areas for approximately 10,000 m of drilling, which is presented below in Table 1 and in Figures 2 – 7.  The drill program is based primarily on gold assays from the high resolution tills, boulder mapping, and previous drill intercepts.  This drill plan is subject to change based on observations made during the program.

Table 1:

Prospect	Meters*	Number of drill holes
Aiviq Discovery Follow-up	3200	12 (diamond drill holes)
Aiviq Exploration	1800	9
Kalulik	1800	9
Tulugaq	600	3
Aarluk	1200	6
Castle Pebble	800	4
Koffy	600	3

Further Surface Work:

Further high-resolution till sampling is planned for the West Plains and Anuri prospects both of which have historical high-grade drill intercepts.  The aim of this surface work is to continue to develop the next series of drill targets as the Company’s technical team believes these prospects have excellent potential for a major discovery (see Figure 8). In addition, regional till sampling (500 meter by 1 kilometer spaced samples) will occur to the northeast of the Inuk prospect to determine the potential for additional discoveries in the northeast portion of the belt (Figure 8).

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
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1 See Auryn’s press release dated September 14, 2017.

Photos accompanying this announcement are available at
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